Craig-Hallum Capital Group LLC

222 South Ninth Street, Suite 350

Minneapolis, Minnesota 55402

July 17, 2017

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC  20549

Attn: Suzanne Hayes

Irene Paik

Re:                             APOLLO ENDOSURGERY, INC.
Registration Statement on Form S-1 (Registration No. 333-218741)
Concurrence in Acceleration Request

Ladies and Gentlemen:

Craig-Hallum Capital Group LLC (“Craig-Hallum”), as co-representative of the underwriters for the referenced offering, hereby concurs in the request by Apollo Endosurgery, Inc. that the effective date of the above-referenced registration statement be accelerated to 4:00 p.m. (Eastern Time), or as soon as practicable thereafter, on July 19, 2017, pursuant to Rule 461 under the Securities Act.  Craig-Hallum affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

CRAIG-HALLUM CAPITAL GROUP LLC

By:	/s/ Rick Hartfiel
Name: Rick Hartfiel
Title: Head of Investment Banking